Exhibit 99.6

24 CERTIFICATE OF QUALIFIED PERSON

CHRISTOPHER GORDEN WALLER

I, Christopher Gorden Waller, as an author of this report entitled "Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment" for the Esaase Gold Project, Ghana, prepared for Keegan Resources inc., dated December 16th, 2010 and amended February 4th 2011 do hereby certify that:

1.	l am Manager of Studies with Lycopodium Minerals Pty Ltd. My office address is Level 5, 1 Adelaide Terrace, East Perth, Western Australia 6004.

2.	I am a graduate of the South Australian Institute of Technology (now the University of South Australia) in 1978 with a Bachelor of Applied Science degree in Applied Chemistry.

3.
I am a member of the Australasian institute of Mining and Metallurgy (AusIMM), membership number 101899, i have worked as a metallurgical engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    ● Review and report as a consultant on numerous process facilities and mining projects around the world

    ● Study Manager on a number of feasibility studies in the gold industry in Africa, Australia and Asia

    ● Senior management and commissioning roies for a number of gold mines in Africa and Australia, including over seven years managing gold operations in Ghana.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("Nl 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person” for the purposes of Nl 43-101.

5.	I visited the Esaase Gold Project site from the 23rd to 28th November 2010.

6.	I am responsible for all of preparation of Section 16 and jointly responsible for the preparation of Section 18 and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5.(4) of N! 43- 101.

Certificate of Qualified Person

8.	I was involved in the preparation of the May 2010 Technical Report on the Esaase Gold Project.

9.	I have read Nl 43-101, and the Technical Report has been prepared in compliance with Nl 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 4th day of February, 2011

C G Waller

Certificate of Qualified Person